The Advisors' Inner Circle Fund III
One Freedom Valley Drive
Oaks, Pennsylvania 19456

December 15, 2015

FILED VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

RE: THE ADVISORS' INNER CIRCLE FUND III (FILE NOS.: 333-192858 AND 811-22920) WITHDRAWAL OF AMENDMENT TO A REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT
     ---------------------------------------------------------------------------

Dear Sir or Madam:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "Securities Act"), The Advisors' Inner Circle Fund III (the "Trust"), on behalf of its series, the Logan Circle Partners High Yield Fund (the "Fund"), respectfully requests that the U.S. Securities and Exchange Commission ("SEC") consent to the withdrawal of Post-Effective Amendment No. 19 to the Trust's Registration Statement. The Registration Statement was initially filed on December 24, 2014. The Trust is requesting the withdrawal, and believes such withdrawal is consistent with the public interest and the protection of investors, because Post-Effective Amendment No. 19 contemplates that the Fund's performance presentation will include the performance history of a predecessor private fund, and the Fund's investment adviser has determined that it no longer desires to convert the private fund into the Fund. The Trust has not sold any shares of the Fund.

Pursuant to the requirements of Rule 478 under the Securities Act, this application for withdrawal of Post-Effective Amendment No. 19 has been signed by the Vice President and Secretary of the Trust this 15th day of December, 2015.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (610) 676-3456 or David W. Freese of Morgan, Lewis & Bockius LLP, legal counsel to the Trust, at (215) 963-5862.

Very truly yours,

THE ADVISORS' INNER CIRCLE FUND III

By:  /s/ Dianne M. Descoteaux
     ------------------------
Dianne M. Descoteaux
Vice President and Secretary